Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-161786

PROSPECTUS SUPPLEMENT
(to Short Form Base Shelf Prospectus dated September 16, 2009)

14,583,000 Units
US$1.20 per Unit

We are offering up to 14,583,00 units at a price of US$1.20 per unit, each unit consisting of one of our common shares and one-half of one common share purchase warrant.  We are also offering 7,291,500 common shares, subject to adjustment, issuable upon exercise of the warrants, which we refer to herein as the “warrant shares.”  Each whole warrant will entitle the holder to purchase one warrant share at an exercise price of US$1.60 per warrant share, subject to adjustment, beginning on the date that is six months following the date of the closing of the offering (the “Closing Date”) and until 5:00 p.m. (Toronto time) on the date that is five years from the Closing Date.  Units will not be issued or certificated.  The common shares and the warrants are immediately separable and will be issued separately.

Our common shares are listed on the Toronto Stock Exchange (TSX) under the symbol “YM” and on the NYSE Amex under the symbol “YMI”.  On March 4, 2010, the last reported sale price of our common shares on the TSX was C$1.40 per share and US$1.39 per share on the NYSE Amex.

Our business and an investment in our securities involve significant risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 7 of the accompanying prospectus.
	Per Unit	Maximum Offering
Public offering price	US$1.20	US$17,499,600
Placement agents’ fee	US$0.072	US$1,049,976
Proceeds, before expenses, to us	US$1.128	US$16,449,624

We have agreed to pay the placement agents a cash fee equal to 6% of the gross proceeds from the sale of the units offered hereby. In addition, we will grant the placement agents broker warrants to purchase up to 874,980 of our common shares assuming the maximum offering amount, subject to adjustment, which represents 6% of the unit shares sold pursuant to the offering assuming the maximum offering amount at an exercise price of US$1.60 per share, and which we refer to as the “broker warrant shares”.  This prospectus supplement also covers the issuance of the broker warrants as well as the broker warrant shares.  We have agreed to reimburse the placement agents for certain expenses incurred by them in connection with the offering.  We estimate the total expenses of this offering, excluding the placement agents’ fee, will be approximately US$708,100 (C$730,000). The placement agents are not required to sell any specific number or dollar amount of the units offered by this offering, but will use their commercially reasonable best efforts to sell the units offered.  Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount, placement agents’ fee and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.  See “Plan of Distribution” on page S-17 for more information about these arrangements.  We expect that delivery of the units being offered pursuant to this prospectus supplement will be made to purchasers on or about March 10, 2010.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies.

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying prospectus fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated or organized under the laws of Nova Scotia, Canada, a majority of our directors are not US residents and a majority of our officers and certain of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

Roth Capital Partners

Griffin Securities	Bloom Burton	Haywood Securities

Placement Agents

The date of this prospectus supplement is March 5, 2010.
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TABLE OF CONTENTS

Prospectus Supplement

IMPORTANT NOTICE	ii
ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-2
DOCUMENTS INCORPORATED BY REFERENCE	S-4
RECENT DEVELOPMENTS	S-7
RISK FACTORS	S-8
EXCHANGE RATE INFORMATION	S-11
CONSOLIDATED CAPITALIZATION	S-12
TRADING PRICE AND VOLUME	S-12
PRIOR SALES	S-13
USE OF PROCEEDS	S-13
DETAILS OF THE OFFERING	S-14
PLAN OF DISTRIBUTION	S-17
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-19
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-28
ELIGIBILITY FOR INVESTMENT	S-32
WHERE YOU CAN FIND MORE INFORMATION	S-32
ENFORCEMENT OF CIVIL LIABILITIES	S-32
LEGAL MATTERS	S-33

Prospectus dated September 16, 2009

EXCHANGE RATES	1
PRESENTATION OF FINANCIAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
ADDITIONAL INFORMATION	3
ENFORCEABILITY OF CIVIL LIABILITIES	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
RISK FACTORS	7
PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS	17
USE OF PROCEEDS	17
DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION	17
DESCRIPTION OF WARRANTS	19
DESCRIPTION OF UNITS	19
PLAN OF DISTRIBUTION	20
MATERIAL INCOME TAX CONSIDERATIONS	21
AUDITORS	21
LEGAL MATTERS	21
TRANSFER AGENT AND REGISTRAR	21
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	21

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding YM BioSciences Inc. contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus.  Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about YM BioSciences Inc. to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated By Reference” and “Where You Can Find More Information”.

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus.  If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. Each time we sell our securities under the accompanying prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering including price, the number and type of securities being offered, and the plan of distribution. The shelf registration statement was declared effective by the SEC on September 17, 2009. This prospectus supplement describes the specific details regarding this offering including the price, number of units being offered, the risks of investing in our common shares and warrants and the placement arrangements. The accompanying prospectus provides general information about us some of which, such as the section entitled “Plan of Distribution”, may not apply to this offering.  This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

In this prospectus supplement, unless stated otherwise, all references to “US$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.  In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange of the Bank of Canada on March 4, 2010.  See “Exchange Rate Information”.

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

In this prospectus supplement, “YM”, “we”,” us” and “our” refer to YM BioSciences Inc. and its subsidiaries.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“US GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus and in the documents incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus may not be comparable to consolidated financial statements prepared in accordance with US GAAP. You should refer to Note 16 of our consolidated financial statements for the fiscal year ended June 30, 2009 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under US GAAP. For our unaudited consolidated financial statements as at and for each of the three months ended September 30, 2009 and the three and six months ended December 31, 2009, you should refer to our reconciliation of our consolidated financial statements as at and for each of the three months ended September 30, 2009 and the three and six months ended December 31, 2009 to US GAAP each of which is incorporated into this prospectus supplement by reference. See “Documents Incorporated by Reference”. Additionally, financial statements of Cytopia Limited contained in our business acquisition report dated February 12, 2010 and incorporated by reference in this prospectus supplement and the accompanying prospectus were prepared in accordance with Australian accounting standards which include Australian equivalents to International Financial Reporting Standards (AIFRS) and were subject to Australian auditing and auditor independence standards and such financial statements may not be comparable to the financial statements of Canadian companies or US companies. You should refer to Notes 28 and 29 of the consolidated balance sheets of Cytopia Limited as at June 30, 2009 and 2008 and the related statements of income, changes in equity and cash flows for each of the years then ended for a discussion of the principal differences between financial results determined under (i) Canadian GAAP and AIFRS; and (ii) US GAAP and AIFRS. For the unaudited interim financial statements of Cytopia Limited as at and for each of the six months ended December 31, 2009 and 2008, you should refer to Notes 9 and 10 of such financial statements for a discussion of the principal differences between financial results determined under (i) Canadian GAAP and AIFRS; and (ii) US GAAP and AIFRS.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including any documents incorporated by reference, contain “forward-looking statements” within the meaning of the United States federal securities laws.  The words “may,” “believe,” “will,” “anticipate,” “expect,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements.  The forward-looking statements in this prospectus supplement and the accompanying prospectus, including any documents incorporated by reference, include, among others, statements with respect to:

•	our expected expenditure and accumulated deficit levels;
•	our intentions with respect to acquiring or investing in production facilities;
•	production quantities;
•	our ability to obtain sufficient supplies of our products;
•	our ability to identify licensable products or research suitable for licensing and commercialization;
•	the locations of our clinical trials;
•	our intention to license products from multiple jurisdictions;
•	our ability to obtain necessary funding on favourable terms or at all;
•	our potential sources of funding;
•	our business strategy;
•	our drug development plans;
•	our ability to obtain licenses on commercially reasonable terms;
•	the effect of third party patents on our commercial activities;
•	our intentions with respect to developing manufacturing, marketing or distribution programs;
•	our expectations with respect to the views toward our products held by potential partners;
•	our plans for generating revenue;
•	our plans for increasing expenditures for the development of certain products;
•	our strategy for protecting our intellectual property;
•	the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and
•	our plans for future clinical trials and for seeking clinical clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;

•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this prospectus supplement and the accompanying prospectus.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering.

We are incorporating by reference in this prospectus supplement certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Vice-President, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under “Where You Can Find More Information”.

The following documents are specifically incorporated by reference in and form an integral part of the accompanying base shelf prospectus and this prospectus supplement:

(i)	our annual report filed on the SEC Form 20-F for the year ended June 30, 2009, as subsequently amended on Form 20-F/A as filed on SEDAR on March 4, 2010;

(ii)
our audited consolidated balance sheets as at June 30, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss and deficit cash flows for each of the years ended June 30, 2009, 2008 and 2007, including the notes thereto and the auditors’ report thereon;

(iii)	management’s discussion and analysis of our financial condition and results of operations for the year ended June 30, 2009;

(iv)	our management information circular dated October 9, 2009 in respect of our annual general meeting of shareholders held on November 19, 2009;

(v)	our material change report dated October 9, 2009 regarding the proposed merger with Cytopia Limited.

(vi)	our unaudited comparative interim consolidated financial statements as at and for the three and six months ended December 31, 2009, including the notes thereto;

(vii)	management’s discussion and analysis of our financial condition and results of operations for the three and six months ended December 31, 2009;

(viii)
supplemental information on Canadian and United States Generally Accepted Accounting Principles in respect of our unaudited comparative interim consolidated financial statements as at and for the six months ended December 31, 2009 and 2008;

(ix)	our material change report dated February 3, 2010 regarding the completion of the merger of Cytopia Limited into us;

(x)	our business acquisition report dated February 12, 2010 in respect of our acquisition of Cytopia Limited; and

(xi)	our material change report dated March 2, 2010 regarding a civil claim against the licensor of nimotuzumab

All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of our company (and management’s discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management’s discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.  Specifically, (i) our annual report filed on the SEC Form 20-F for the year ended June 30, 2008, dated September 22, 2008; (ii) our audited consolidated balance sheets as at June 30, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss and deficit cash flows for each of the years ended June 30, 2008, 2007 and 2006, including the notes thereto and the auditors’ report thereon; (iii) management’s discussion and analysis of our financial condition and results of operations for the year ended June 30, 2008; (iv) the management information circular for the annual and special meeting of shareholders held on November 20, 2008, as filed on October 30, 2008; (v) our unaudited comparative interim consolidated financial statements as at and for the three and nine months ended March 31, 2009, including the notes thereto; and (vi) the management’s discussion and analysis of our financial condition and results of operations for the three and nine months ended March 31, 2009 have been superseded by the documents incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the US Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying base shelf prospectus under “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-161783) of which this prospectus supplement forms a part: the form of placement agent agreement described herein and the form of certificate representing the warrants comprising the units.

YM BIOSCIENCES INC.

This summary does not contain all the information about YM BioSciences Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus supplement and accompanying prospectus.

We are a biopharmaceutical company engaged in the development of drugs and other products primarily for the treatment of cancer. We in-license substances designed for use by cancer patients in anti-cancer therapy in order to advance them along the regulatory and clinical pathways toward commercial approval.  We have three material subsidiaries: (i) YM BioSciences USA Inc. (“YM USA”), a direct wholly owned subsidiary incorporated under the laws of Delaware; (ii) CIMYM BioSciences Inc (“CIMYM”), a joint venture subsidiary incorporated under the laws of the Province of Ontario, 80% of which is owned by us and 20% owned by CIMAB S.A. (“CIMAB”), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (Center for Molecular Immunology), Havana, Cuba; and (iii) Cytopia Limited, an Australian company we acquired by merger pursuant to a scheme of arrangement on January 29, 2010.

Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

Our Products

Our current portfolio of clinical products includes an anti-cancer agent (a novel monoclonal antibody, nimotuzumab) in a number of trials currently targeting more than 10 different tumors and/or stages of cancer as well as a proprietary, inhalation-delivery approach for fentanyl to treat acute pain including cancer pain. We recently acquired an oral Janus Kinase (JAK) 1/2 inhibitor as well as a vascular disrupting agent as part of our acquisition of Cytopia Limited. See “Recent Developments”.  Three other products, tesmilifene, TGFα vaccine, and HER-1 vaccine, are not currently expected to advance in clinical development. The principal targets for the monoclonal antibody are of the most ubiquitous cancer indications, including numerous stages of non-small cell lung cancer, head-and-neck cancer, gastric cancer and glioma (brain cancers), the latter indication having orphan drug designations in Europe and the US. We expect, based on clinical trials done to date, to develop our clinical stage candidates beyond their respective initial indications.

Nimotuzumab

Nimotuzumab is a humanized monoclonal antibody targeting the epidermal growth factor receptor (EGFR). The EGFR is present in high concentrations on the surface of many cancer cells and it is postulated that the binding of ligands to this receptor is important in the continuing growth of cancer cells. Nimotuzumab appears to block this binding resulting in the potential for inhibition of cell growth or, possibly, cell destruction by the immune system. Improved tumor responses or clinical benefit have been reported when EGFR targeting agents are combined with other anti-cancer treatments. Our EGFR MAb is being developed to be administered alone or in combination with other anti-cancer treatments.

AeroLEF®

AeroLEF® is a proprietary formulation of fentanyl, an opioid analgesic that is administered by inhalation and permits self-titration by patients. The development of AeroLEF as a combination of pulmonarily-delivered free and liposomal dosage form takes advantage of (1) the lung’s large absorptive surface and thin barrier to absorption to permit rapid transport of the free fentanyl fraction (loading dose) into the systemic circulation and (2) the capacity of liposomes to function as reservoirs for the regulated release over time of the encapsulated fentanyl.  AeroLEF’s development is designed to demonstrate both rapid and extended opioid analgesic levels for patients with severe and moderate acute pain and, eventually, breakthrough cancer pain. We continue to prepare AeroLEF for further development internationally. After consulting with regulatory bodies in Europe and Canada, we are now determining AeroLEF’s optimal clinical path forward and conducting discussions with potential partners.

CYT387

CYT387 is an oral JAK1/2 inhibitor, originating from the discovery of JAK1 and JAK2 by Dr. Andrew Wilks, the founder of Cytopia Limited. A Phase I/II myelofibrosis study commenced in November 2009 at Mayo Clinic, Rochester, MN, and data on the safety and tolerability of CYT387 are anticipated in the second half of 2010 for this debilitating hematological condition.

CYT997

CYT997, a vascular disrupting agent (VDA), has dual mechanisms of vascular disruption and cytotoxicity and has the potential to be broadly active against a range of tumor types. The drug can be administered both orally and intravenously, which differentiates it from most other VDAs in development. The agent's oral bioavailability allows for metronomic administration, which could result in sustained insult to tumour vasculature, potentially leading to improved anticancer activity in addition to greater patient convenience. CYT997 is currently in a Phase II single arm study in glioblastoma multiforme, a deadly form of brain cancer, and data are expected during 2010.

RECENT DEVELOPMENTS

On September 17, 2009, we announced that nimotuzumab had been approved for marketing in Mexico by CIMAB’s licensee in that country. We also announced that we had enrolled and treated the first two patients in our multinational randomized, double-blind trial evaluating nimotuzumab plus whole-brain radiation therapy (WBRT) against WBRT alone in patients with brain metastases from non-small cell lung cancer. The trial is designed to enrol approximately 88 patients over 12 months followed by a 12-month follow-up period and will likely include 12 investigational centers in Canada plus additional centers in other countries.

On October 26, 2009, the trading of our common shares on the Alternative Investment Market of the London Stock Exchange was terminated at our request. Our common shares had traded on AIM since 2002, but the majority of our shareholder base and liquidity now result from our Canadian and US listings. Therefore, we concluded that the additional costs associated with maintaining a listing on AIM were not justifiable given our North American-focused shareholder base.

On December 10, 2009, we announced the first results of a collaborative program with the National Research Council of Canada’s Biotechnology Research Institute (NRC-BRI). The program is a multi-target, parallel-discovery research project funded by us and NRC-BRI to develop our IntelliMab™ technology, a proprietary platform for generating new therapeutic antibodies that target cell surface receptors associated with cancer, uniquely optimized to produce efficacy with reduced toxicities. This collaboration has resulted in a number of antibodies that bind optimally to HER2/neu-over-expressing breast cancer cells while minimally binding to HER2 on normal cardiac cells.

On December 17, 2009, we announced the signing of an agreement with Therapure Biopharma Inc. pursuant to which Therapure will formulate and fill nimotuzumab into sterile vials in their aseptic GMP certified and Health Canada licensed fill suite in Mississauga, Canada. The final product will be utilized by us and our licensees, Daiichi Sankyo in Japan, Kuhnil in South Korea and Oncoscience AG in Europe, for all activities, and by Innogene Kalbiotech, our licensee in Southeast Asia, for global clinical trials. Implementation of the agreement will occur upon the finalization of an agreed arrangement with the Centre of Molecular Immunology in Cuba.

On January 4, 2010, we announced that Rogerio C. Lilenbaum, M.D., M.Sc., Director of Cancer Research and Director of the Thoracic Oncology Program at the Mt. Sinai Comprehensive Cancer Center, Miami Beach, Florida,  Minesh Mehta, M.D., a radiation oncologist and professor at the University of Wisconsin Medical School, and Roman Perez-Soler, M.D., Chairman of the Department of Oncology at Montefiore Medical Center, New York and Director of the Division of Medical Oncology and Professor of Medicine and Molecular Pharmacology at the Albert Einstein College of Medicine, together with two additional US oncologists, agreed to constitute a US consultative committee to us on the ongoing development of nimotuzumab, CYT387 and CYT997.

On January 11, 2010, we announced the results of a collaboration with researchers at the University of Toronto for the development of potent antibody-radionuclide conjugates for use in the treatment of cancer. The approach concluded its first series of proof-of-principle experiments.

On January 26, 2010, we announced that the FDA had advised us that we may now enrol patients at US clinical sites into two on-going randomized, double-blind Phase II trials of nimotuzumab. This follows the August 10, 2009 grant to our subsidiary, YM BioSciences USA Inc., of a license by the US Department of Treasury Office of Foreign Assets Control that lifted the limitation on the development of nimotuzumab in the US for patients with solid tumor cancers.

On January 29, 2010, we completed our acquisition of Cytopia Limited, an Australian public company based in Melbourne, Australia. The merger was completed pursuant to a scheme of arrangement under applicable Australian laws. Under the terms of the merger, we issued 7,276,688 common shares in exchange of all of the issued and outstanding ordinary shares of Cytopia Limited. See “Prior Sales” In addition, Mr. Robert G.C. Watson, former Chairman of Cytopia Limited, has been appointed to our Board of Directors. Mr. Watson has over twenty years experience as an executive and director of large technology businesses.

On February 10, 2010, we announced that we have been granted two additional patents in the US for AeroLEF, our proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe acute pain. US patent numbers 7,648,981 and 7,648,982 extend the life of AeroLEF’s patent estate in the US to 2024. We also announced that AeroLEF’s patent estate has expanded to include other territories with the issuance of European patent number 1,603,533 and several patent allowances in China, India, Mexico and other territories.

On March 2, 2010, we made an announcement describing that certain US patents for nimotuzumab licensed to our majority-owned Canadian subsidiary, CIMYM, have become subject to a lien in the United States, pursuant to a court order, to a third party. The lien is a consequence of a dispute unrelated to us, the licensor, or the patent owner, the Center of Molecular Immunology (CIM). Based on advice of counsel, we believe that the lien should not affect the exclusive, royalty-free license for nimotuzumab issued by CIMAB to CIMYM for numerous territories, including the US. We announced that we do not believe that this situation will have an impact on our continuing development of nimotuzumab in the US nor do we expect the development to be material to our business.

RISK FACTORS

Investing in our common shares and warrants involves a high degree of risk. You should carefully consider the risks described below and in the accompanying prospectus before making an investment decision. You should also refer to the other information in this prospectus supplement and in the accompanying prospectus, including information incorporated, or deemed to be incorporated, by reference herein, including our consolidated financial statements and related notes. The risks and uncertainties described in this prospectus supplement and the accompanying prospectus are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment. Also see “Risk Factors” beginning on page 7 of the accompanying prospectus.

Risks Relating To Our Business

The “Risk Factors” beginning on page 7 of the accompanying prospectus are incorporated by reference in this prospectus supplement.

The acquisition of Cytopia Limited will result in increased expenditures.

The acquisition of Cytopia Limited will result in an increase of expenditures for the additional staff and resources, as well as the advancement of the Cytopia Limited products in clinical development. This will result in the reduction of our previously anticipated duration of our cash assets. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as originally anticipated.

We license products and technologies from Cuba.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect. This offering will be considered a prohibited transaction if any portion of the proceeds is used in support of the Cuban licensed products and technologies described above under “Our Products – Nimotuzumab”, except for that portion of proceeds that may be used in compliance with the various licenses issued to YM USA by the US Treasury Department’s Office of Foreign Assets Control (OFAC) for activities related to permitted activities in the US.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States. However, because the sanctions prohibit persons subject to US jurisdiction from participating in financing transactions that would support the Cuban licensed products and technologies, the proceeds from the sale of our units to US purchasers will be used only to fund drug development activities that do not violate the terms of the Cuba sanctions.

Nevertheless, we cannot assure you that OFAC, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab owned by CIMAB, a Cuban company responsible for commercializing products developed at Cuba’s Centro de Immunologia Molecular, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIMAB, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US 5,891,996 and 6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIMAB to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

Risks Relating To This Offering

There can be no assurance as to the liquidity of the warrants or that a trading market for the warrants will develop.

There is currently no public market through which the warrants may be sold and we do not intend to apply for the listing of the warrants on any securities exchange. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the warrants.

Our share price is volatile.

The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning patent or other proprietary rights of our company or our competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named in the accompanying prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our securityholders.

Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund our drug development activities and for general corporate purposes, subject to the restrictions on our use of the proceeds from the sale of our units to US purchasers. See “Use of Proceeds.” However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

We have adopted a shareholder rights plan.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information” on page 17 of the accompanying prospectus.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US person holds our common shares or warrants, it would likely result in materially adverse US federal income tax consequences for such US person, including, but not limited to, any gain from the sale of our common shares and warrants would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US persons that hold common shares should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a PFIC, or that the we will supply such US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such common shares, except as otherwise provided in this prospectus supplement. US persons that hold warrants are not eligible to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such warrants and stock received upon exercise of such warrants. The PFIC rules are extremely complex. A US person holding our common shares or warrants is encouraged to consult a tax adviser regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares and warrants.

EXCHANGE RATE INFORMATION

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in US dollars.  The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in US dollars, in effect at the end of the periods indicated; (ii) the average exchange rates in effect during such periods; (iii) the high rate of exchange in effect during such periods; and (iv) the low rate of exchange in effect during such periods, such rates (each an “Exchange Rate”), in each case, based on the noon rates of exchange for conversion of one Canadian dollar to US dollars as reported by the Bank of Canada.

	Years Ended June 30,			Six Months Ended
	2007	2008	2009	December 31, 2009
Low	$0.8437	$0.9298	$0.7692	$0.8580
High	$0.9452	$1.0905	$0.9984	$0.9283
Average	$0.8831	$0.9897	$0.8575	$0.9225
End	$0.9404	$0.9817	$0.8602	$0.9555

On March 4, 2010, the inverse of the noon exchange rate quoted by the Bank of Canada for Canadian dollars was C$1.00 = US$0.97.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as of the dates indicated and on a pro forma basis as of December 31, 2009, assuming the maximum number of units offered hereby were sold as of that date. The table should be read in conjunction with our consolidated financial statements, including the notes thereto, and management’s discussions and analysis incorporated by reference in this prospectus supplement and accompanying prospectus.

	Authorized	Outstanding as at June 30, 2009	Outstanding as at December 31, 2009	Outstanding as at December 31, 2009 giving effect to the Maximum Offering(1)
Common Shares(2)	500,000,000	C$172,921,153 (55,835,356 Common Shares)(2)	C$173,023,140 (55,946,835 Common Shares)(3)	C$187,763,836 (70,529,835 Common Shares)(3)

Warrants(4)		nil	nil	C$ 1,487,679
(8,166,480 warrants)

Contributed surplus		C$13,035,123	C$13,510,415	C$13,510,415

Total Capitalization		C$185,956,276	C$186,533,555	C$202,761,930

(1)	After deducting the placement agents’ fee and before deducting the estimated expenses of the offering which we estimate will be US$708,100 (C$730,000).
(2)
We have a stock option plan which permits a maximum of 15% of our issued and outstanding common shares (at the time of grant) to be reserved for issue pursuant to options granted. As at December 31, 2009, options to purchase 6,883,551 common shares were outstanding.

(3)
Excluding 2,380,953 common shares held in escrow for contingent additional payment related to the acquisition of our former subsidiary, Delex Therapeutics Inc. and excluding the 7,276,688 common shares issued on January 29, 2010 in  our acquisition of Cytopia Limited.

(4)	Including up to 874,980 broker warrants issued to the placement agents in connection with this offering (assuming maximum offering).

TRADING PRICE AND VOLUME

Our common shares are listed on the TSX under the symbol “YM” and on the NYSE Amex under the symbol “YMI”.  The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of our common shares on the TSX and NYSE Amex:

	TSX (C$)			NYSE Amex (US$)
Calendar period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
August 2009	$2.42	$0.63	339,875	$2.24	$0.57	1,280,856
September 2009	$2.14	$1.51	139,688	$2.00	$1.40	638,972
October 2009	$1.65	$1.06	61,700	$1.53	$1.03	277,620
November 2009	$1.76	$1.20	90,229	$1.65	$1.12	300,907
December 2009	$1.46	$1.16	25,410	$1.41	$1.11	104,067
January 2010	$1.99	$1.35	108,705	$1.85	$1.27	341,618
February 2010	$1.79	$1.50	31,265	$1.70	$1.42	140,775
March 1, 2010 to March 4, 2010	$1.53	$1.22	379,151	$1.57	$1.19	569,464

PRIOR SALES

Other than as set forth below, no common shares or securities exchangeable or convertible into common shares have been issued during the twelve month period preceding the date of this prospectus supplement.

On September 30, 2009, we granted 757,500 options to our employees pursuant to our stock option plan. Each option is exercisable at a price of $1.58 for a term of ten years.

On January 29, 2010, we issued 0.0852 common shares for each common share of Cytopia Limited held at the record date. This resulted in the issuance of a total of 7,215,053 common shares. The holders of partly paid shares of Cytopia Limited received 61,635 common shares and 138,442 stock options as consideration for the exchange of their partly paid shares. In addition we granted 225,950 stock options to Cytopia Limited option holders in consideration for the cancellation of their Cytopia Limited options. The purchase price (value of our common shares issued plus the fair value of stock options issued in exchange for the partly paid shares) for Cytopia Limited was estimated to be $12,642,000. The value of the common shares issued was determined using the last closing price of our common shares on the TSX prior to the acquisition date of January 29, 2010 of $1.72.

On January 29, 2010, we also granted 5,000 stock options to each of the newly-appointed key opinion leaders who joined our scientific advisory board. See “Recent Developments”. Each option is exercisable at a price of $1.72 per share for a term of five years.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$15,741,524 (C$15,956,135), after deducting certain fees due to the placement agents and our estimated offering expenses, as described in “Plan of Distribution”.

We intend to use any net proceeds from the sale of units offered by this prospectus supplement and the accompanying prospectus to fund our drug development activities and for general corporate purposes.  We have agreed not to use the proceeds of this offering for any purpose that would violate the Cuba sanctions or any licenses we have or in the future may obtain from OFAC.

The amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

Because the US government has imposed sanctions that prohibit persons subject to US jurisdiction from participating in financing transactions that would support our Cuban licensed products and technologies, the proceeds from the sale of our units to US purchasers will be used only to fund our drug development activities not related to Cuba and for general corporate purposes not related to our Cuban licensed products and technologies save and except for those expenditures directly incident to clinical development of nimotuzumab in the US as permitted under the OFAC licenses, including for trials that have been cleared for initiation in the US by the FDA, or as otherwise authorized from time to time by OFAC.

DETAILS OF THE OFFERING

The offering consists of up to 14,583,000 units at a price of US$1.20 per unit.  Each unit consists of one unit share and one-half of one warrant. Each whole warrant entitles its holder to purchase one warrant share at an exercise price of US$1.60 per warrant share. The unit shares and the warrants comprising the units will separate and be separately transferable immediately on the closing of the offering.

Common Shares

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As of March 4, 2010, there were 65,604,476 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

All of the common shares rank equally to voting rights, participation in a distribution of the assets of our company on a liquidation, dissolution or winding-up of our company and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of our company the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of our remaining property. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or singing or purchase funds.

Warrants

The following is a summary of the material attributes and characteristics of the warrants.

Each warrant will entitle the holder to purchase one warrant share upon payment of US$1.60, subject to adjustment as summarized below, at any time beginning on the date that is six months from the closing of the offering until 5:00 p.m. (Toronto time) on the date that is 5 years following the closing of the offering.

There is no market through which the warrants may be sold and purchasers may not be able to resell the warrants purchased under the prospectus supplement.  This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such warrants, and the extent of issuer regulation.  See “Risk Factors”.

Certificates representing the warrants forming part of the units will be issued on the closing of the offering. The rights evidenced by the warrants may be exercised by the holder by providing to us at 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4 the certificate representing the warrants and a duly completed subscription form together with either payment of the exercise price or notice of cashless exercise in accordance with the terms of the warrants.

The terms of the warrants will provide for adjustment in the number of warrant shares and/or the exercise price per warrant share upon the occurrence of certain events, including:

(i)
the declaration of a dividend or other distribution payable into common shares (or securities exchangeable for or convertible into common shares), other than dividends paid in the ordinary course (as used in this paragraph, “dividends paid in the ordinary course” means dividends declared payable on our common shares (whether in cash, securities, property or assets) in any fiscal year of the Corporation to the extent that such dividends do not exceed, in the aggregate, the greater of: (i) the aggregate value of dividends declared payable by the Corporation on our common shares in its immediately preceding fiscal year; (ii) the arithmetic mean of the aggregate value of dividends declared payable by the Corporation on our common shares in its three immediately preceding fiscal years; and (iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year (such consolidated net income to be computed in accordance with Canadian generally accepted accounting principles);

(ii)	the subdivision or change of our common shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of our common shares into a lesser number of shares;

(any of such events in paragraphs (i), (ii) or (iii) above being called a “Share Reorganization”)

(iv)
the issuance to all or substantially all of the holders of our common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares (or securities convertible into or exchangeable for common shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the “current market price”, as defined in each certificate representing warrants, for our common shares on such record date (any such event being called a “Rights Offering”); and

(v)
the payment, issuance or distribution to all or substantially all of the holders of our common shares of (a) a dividend, (b) cash or assets (including  evidences of the Corporation’s indebtedness), or (iii) rights or other securities (including without limitation, securities convertible into or exchangeable for common shares), and such payment, issue or distribution does not constitute a “dividend paid in the ordinary course”, a Share Reorganization or a Rights Offering (each as defined above).

Each certificate representing the warrants will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the warrants and/or exercise price per security in the event of the following additional events:

(i)	reorganization, reclassification or other change of common shares at any time outstanding or change of our common shares into other shares or into other securities (other than a Share Reorganization);

(ii)	consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity; or

(iii)
the transfer of all or substantially all of the undertaking or assets of the Corporation to another corporation or entity in which the holders of common shares are entitled to receive shares, other securities or property, including cash.

No adjustment to the exercise price or the number of warrant shares will be required to be made unless the cumulative effect of the such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of warrant shares purchasable upon exercise by at least one warrant share, as the case may be.

The Corporation will also covenant in each certificate representing the warrants that, during the period in which the warrants are exercisable, it will give notice to each registered holder of warrants (each, a “warrantholder”) of certain stated events, including events that would result in an adjustment to the exercise price for the warrants or the number of warrant shares issuable upon exercise of the warrants, at least seven days prior to the record date or effective date, as the case may be, of such event.

No fractional common shares will be issuable upon the exercise of any warrants.  Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

PLAN OF DISTRIBUTION

We are offering the units through placement agents. Subject to the terms and conditions contained in the placement agent agreement dated March 4, 2010, Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc. and Haywood Securities Inc. have agreed to act as the placement agents for the sale of up to 14,583,000 units.  The price per unit was determined based upon arm’s-length negotiations between the purchasers and us.

The placement agents are not purchasing or selling any units by this prospectus supplement or accompanying base prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of units, but have agreed to use commercially reasonable best efforts to arrange for the sale of all 14,583,000 units. The placement agent agreement provides that the obligations of the placement agents and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us.

Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase the units, informing investors of the closing date as to such units. We currently anticipate that closing of the sale of the units will take place on or about March 10, 2010. Investors will also be informed of the date and manner in which they must transmit the purchase price for their units.

On the scheduled closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price for the units we sell; and

•	the placement agents will receive the placement agents’ fee in accordance with the terms of the placement agent agreement.

The placement agents may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by them and any profit realized on the resale of the units sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, the placement agents would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, including, without limitation, Regulation M under the Exchange Act. Under Regulation M, the placement agents:

·                    must not engage in any stabilization activity in connection with our securities; and

·                    must not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

We will pay the placement agents an aggregate cash commission equal to 6.0% of the gross proceeds of the sale of the units in the offering. In addition, we have granted the placement agents broker warrants exercisable at any time beginning on the date that is six months from the date hereof until 5:00 p.m. (Toronto time) on the date that is five years following the date hereof to purchase up to that number of common shares equal to 6% of the number of unit shares sold pursuant to the offering at an exercise price of US$1.60 per common share. This prospectus also qualifies the distribution of the broker warrants and the common shares issuable on the exercise of the broker warrants. The broker warrants will have terms substantially similar to the terms of the warrants included in the units offered hereby, except that the broker warrants will comply with FINRA Rule 5110(g)(1) in that neither the broker warrants nor any common shares issued upon exercise of the broker warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date hereof, except the transfer of any security:

•	by operation of law or by reason of our reorganization;

•
to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

•	if the aggregate amount of our securities held by any placement agent or related person do not exceed 1% of the securities being offered;

•
that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

•	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

We have agreed to reimburse the placement agents for their reasonable out-of-pocket expenses (including the reasonable fees and disbursements of counsel to the placement agents) provided that such out-of-pocket expenses shall not exceed US$139,996. In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of this offering exceed 8.0% of the maximum gross proceeds of the offering.

Pursuant to the placement agent agreement, the placement agents have agreed to use their commercially reasonable best efforts to solicit offers to purchase the units on the terms and subject to the conditions set forth herein; provided, however, that (i) each of Roth and Griffin are prohibited from soliciting offers to purchase units in Canada; (ii) each of Bloom Burton and Haywood are prohibited from soliciting offers to purchase units in the United States; and (iii) all “trades” (as defined under applicable Canadian securities laws) shall be affected by Bloom Burton only through Haywood as its agent.

The estimated offering expenses payable by us, assuming a maximum offering size, in addition to the placement agents’ fee of US$1,049,976 (C$1,082,420), are approximately US$708,100 (C$730,000), which includes legal, accounting and printing costs and various other fees associated with registering the unit shares and warrants comprising the units, and listing the unit shares and warrant shares. After deducting certain fees due to the placement agents and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately US$15,741,524 (C$15,956,135).

All of the securities offered and sold pursuant to this prospectus supplement, including securities sold to purchasers in the US, are being qualified under the securities laws of the Province of Ontario.

Pursuant to a policy statement of the Ontario Securities Commission, the placement agents may not, throughout the period of distribution under this prospectus supplement, bid for or purchase our common shares.  This restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of our common shares.

We have agreed to indemnify the placement agents against certain liabilities, including liabilities under US Securities Act, and liabilities arising from breaches of representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agents may be required to make in respect of such liabilities.

We, along with our directors and chief executive officer, have agreed to certain lock-up provisions with regard to future sales of our common shares and other securities convertible into or exercisable or exchangeable for common shares for a period of thirty (30) days after the closing of the offering as set forth in the placement agent agreement.

The placement agent agreement will be included as an exhibit to our Current Report on Form 6-K that will be furnished to the SEC in connection with the consummation of this offering.

It is anticipated that we will arrange for delivery of the unit shares forming part of the units to or for the account of the purchasers of the units through the book-entry facilities of CDS and DTC on the Closing Date. No certificate evidencing the unit shares will be issued to purchasers, except in limited circumstances and registration will be made in the depositary services of CDS and DTC. Certificates for the warrants forming part of the units will be issued in fully registered form.

The transfer agent for our common shares is Mellon Investor Services LLC in the United States and CIBC Mellon Trust Company in Canada.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material US federal income tax consequences applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of units acquired pursuant to this prospectus supplement, the acquisition, ownership, and disposition of unit shares acquired as part of the units, the exercise, disposition, and lapse of warrants acquired as part of the units, and the acquisition, ownership, and disposition of warrant shares received on exercise of the warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of the acquisition of units pursuant to this prospectus supplement.  In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder.  Each US Holder should consult its own tax adviser regarding the US federal, US state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

No ruling from the US Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the US. Federal income tax considerations applicable to US Holders as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY US FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A US HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING US FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS PROSPECTUS SUPPLEMENT. EACH US HOLDER SHOULD SEEK US FEDERAL TAX ADVICE, BASED ON SUCH US HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), US court decisions, published IRS rulings, published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this prospectus supplement.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the US federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

US Holders

For purposes of this summary, a “US Holder” is a beneficial owner of units, unit shares, warrants, or warrant shares acquired pursuant to this prospectus supplement that is (a) an individual who is a citizen or resident of the US for US federal income tax purposes, (b) a corporation, or other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

For purposes of this summary, a “Non-US Holder” is a beneficial owner of units, unit shares, warrants, or warrant shares that is neither a US Holder nor a partnership.  This summary does not address the US federal income tax considerations applicable to Non-US Holders relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.  Accordingly, a Non-US Holder should consult its own tax adviser regarding the US federal, US state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a “functional currency” other than the US dollar; (d) US Holders that own units, unit shares, warrants or warrant shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) US Holders that acquired units, unit shares, warrants or warrant shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) US Holders that hold units, unit shares, warrants or warrant shares other than as a capital asset within the meaning of Section 1221 of the Code or (g) US Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of our outstanding shares.  The summary also does not address the US federal income tax considerations applicable to US  Holders who are (a) US expatriates or former long-term residents of the US subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold, units, unit shares, warrants, or warrant shares in connection with carrying on a business in Canada; (d) persons whose units, unit shares, warrants, or warrant shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention.  US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisers.

If an entity that is classified as partnership (or “pass-through” entity) for US federal income tax purposes holds units, unit shares, warrants or warrant shares, the US federal income tax consequences applicable to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for US federal income tax purposes should consult their own tax adviser regarding the US federal income tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the US state and local, US federal estate and gift, US federal alternative minimum tax, or foreign tax consequences to US Holders relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.  Each US Holder should consult its own tax adviser regarding the US state and local, US federal estate and gift, US federal alternative minimum tax and foreign tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

US Federal Income Tax Consequences of the Acquisition of Units

For US federal income tax purposes, the acquisition by a US Holder of a unit will be treated as the acquisition of an “investment unit” consisting of two components: one unit share and one-half of one warrant.  The purchase price for each unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the US Holder.  This allocation of the purchase price for each unit will establish a US Holder’s initial tax basis for US federal income tax purposes in the unit share and one-half of one warrant that comprise each unit.

For this purpose, we will allocate US$1.102 of the purchase price for each unit to the unit share and US$0.098 of the purchase price for each unit to the one-half of one warrant.  However, the IRS will not be bound by our allocation of the purchase price for the units, and therefore, the IRS or a US court may not respect the allocation set forth above.  Each US Holder should consult its own tax adviser regarding the allocation of the purchase price for the units.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a US Holder’s holding period, the following sections will generally describe the US federal income tax consequences to US Holder’s of the acquisition, ownership, and disposition of units, unit shares, warrants or warrant shares.

PFIC Status

We generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation if it is on hand at the close of the taxable year, or property held by such foreign corporation primarily for sale to customers in the ordinary course of its trade or business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, US Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will be subject to US federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of unit shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

We believe that we constituted a PFIC for one or more prior taxable years, and based on current business plans and financial projections, we expect that we will be a PFIC for the current taxable year.  The determination of whether we (or a Subsidiary PFIC) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations.  In addition, whether we (or a Subsidiary PFIC) will be a PFIC for any tax year depends on our assets and income (and each Subsidiary PFIC) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning our PFIC status or that we (and each Subsidiary PFIC) were not, or will not be, a PFIC for any tax year.  Each US Holder should consult its own tax adviser regarding our PFIC status and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the US federal income tax consequences to a US Holder of the purchase of units and the acquisition, ownership, and disposition of unit shares, warrants and warrant shares will depend on whether such US Holder is eligible to make and actually makes an election to treat us (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to unit shares or warrant shares.  A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of unit shares, warrants and warrant shares and (b) any excess distribution paid on the unit shares and warrant shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for the unit shares and warrant shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of unit shares, warrants and warrant shares of a PFIC (including an indirect disposition of unit shares of a Subsidiary PFIC), and any excess distribution paid on such unit shares and warrant shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a US Holder) must be rateably allocated to each day of a Non-Electing US Holder’s holding period for the unit shares or warrant shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing US Holder holds unit shares, warrant shares or warrants, we will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether our company ceases to be a PFIC in one or more subsequent years.  If we cease to be a PFIC, a Non-Electing US Holder may terminate this deemed PFIC status with respect to unit shares and warrant shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such unit shares and warrant shares were sold on the last day of the last tax year for which we were a PFIC.  No such election, however, may be made with respect to warrants.

Under proposed Treasury Regulations, if a US holder has an option, warrant, or other right to acquire stock of a PFIC (such as the units or the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  Under rules described below, the holding period for the warrant shares will begin on the date a US Holder acquires the units.  This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the warrant shares.  Thus, a US Holder may have to account for warrant shares and unit shares under the PFIC rules and the applicable elections differently.  See discussion below under “QEF Election” and under “Market-to-Market Election”.

QEF Election

A US Holder that makes a QEF Election for the first tax year in which its holding period of its Unit Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares.  However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such US Holder, and (b) and our ordinary earnings, which will be taxed as ordinary income to such US Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such US Holder by us.  However, for any tax year in which we are a PFIC and has no net income or gain, US Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a US Holder that made a QEF Election has an income inclusion, such a US Holder may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge.  If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in the unit shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of unit shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the US Holder’s holding period for the unit shares in which we were a PFIC.  A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a US Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during a subsequent tax year in which we qualify as a PFIC.

As discussed above, under proposed Treasury Regulations, if a US holder has an option, warrant or other right to acquire stock of a PFIC (such as the units or the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock.  In addition, under proposed Treasury Regulations, if a US Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a US Holder of unit shares makes a QEF Election, such Election generally will not be treated as a timely QEF Election with respect to warrant shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such US Holder’s warrant shares.  However, a US Holder of warrant shares should be eligible to make a timely QEF Election if such US Holder elects in the tax year in which such warrant shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such warrant shares were sold for fair market value on the date such US Holder acquired them.  In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the warrants by a US Holder will be subject to the rules of Section 1291 of the Code discussed above.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS.  A US Holder generally makes a QEF Election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed US federal income tax return for the tax year to which the election relates.  Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.  In order to comply with the requirements of a QEF Election, a US Holder must receive certain information from us.

We will make available to US Holders, upon their written request, timely and accurate information as to our company’s status as a PFIC and the status of any Subsidiary PFIC in which our company owns more than 50% of such Subsidiary PFIC’s total aggregate voting power, and for each year we are a PFIC, provide to a US Holder, upon written request, all information and documentation that a US Holder making a QEF Election with respect to our company and such more than 50% owned Subsidiary PFIC is required to obtain for US federal income tax purposes.  Because our company may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, US Holders should be aware that there can be no assurance that our company will satisfy record keeping requirements that apply to a QEF, or that our company will supply US Holders with information that such US Holders require to report under the QEF rules, in the event that our company is a PFIC and a US Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC.  With respect to Subsidiary PFICs for which our company does not or the US Holders do not obtain the required information, US Holders will continue to be subject to the rules discussed above that apply to Non-Electing US Holders with respect to the taxation of gains and excess distributions. Each US Holder should consult his, her or its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to our company and any Subsidiary PFIC.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the unit shares and warrant shares are marketable stock.  The unit shares and warrant shares generally will be “marketable stock” if the unit shares and warrant shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its unit shares generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder’s holding period for the unit shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the unit shares.

Any Mark-to-Market Election made by a US Holder for the unit shares will also apply to such US Holder’s warrant shares.  As a result, if a Market-to-Market Election has been made by a US Holder with respect to unit shares, any warrant shares received will automatically be marked-to-market in the year of exercise.  Because a US Holder’s holding period for warrant shares includes the period during which such US Holder held the warrants, a US Holder will be treated as making a Mark-to-Market Election with respect to its warrant shares after the beginning of such US Holder’s holding period for the warrant shares unless the warrant shares are acquired in the same tax year as the year in which the US Holder acquired its units.  Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which warrant shares are received.  However, the general mark-to-market rules will apply to subsequent tax years.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the unit shares and any warrant shares, as of the close of such tax year over (b) such US Holder’s tax basis in the unit shares and any warrant shares.  A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder’s adjusted tax basis in the unit shares and any warrant shares, over (ii) the fair market value of such unit shares and any warrant shares (but only to the extent of the net amount of previously included income a result of the Mark-to-Market Election for prior tax years).

A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder’s tax basis in the unit shares and warrant shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of unit shares and warrant shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the unit shares and warrant shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each US Holder should consult its own tax adviser regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to the unit shares and warrant shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a US Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of unit shares and warrant shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which unit shares, warrants, or warrant shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if we are a PFIC, regardless of whether such US Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a US Holder that uses unit shares, warrants or warrant shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such unit shares, warrants or warrant shares.

In addition, a US Holder who acquires unit shares, warrants or warrant shares from a decedent will not receive a “step up” in tax basis of such unit shares, warrants or warrant shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a US Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax adviser regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each US Holder should consult its own tax adviser regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of unit shares, warrants and warrant shares.

US Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A US Holder should not recognize gain or loss on the exercise of a warrant and related receipt of a warrant share (except if cash is received in lieu of the issuance of a fractional warrant share).  A US Holder’s initial tax basis in the warrant share received on the exercise of a warrant should be equal to the sum of (a) such US Holder’s tax basis in such warrant plus (b) the exercise price paid by such US Holder on the exercise of such warrant.  If, as anticipated, we are a PFIC, a US Holder’s holding period for the warrant share should begin on the date on which such US Holder acquired its units.

In certain limited circumstances, a US Holder may be permitted to undertake a cashless exercise of warrants into warrant shares. The US federal income tax treatment of a cashless exercise of warrants into warrant shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.  US Holders should consult their own tax advisers regarding the US federal income tax consequences of a cashless exercise of warrants.

Disposition of Warrants

A US Holder will recognize gain or loss on the sale or other taxable disposition of a warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder’s tax basis in the warrant sold or otherwise disposed of.  As noted below under “Disposition of unit shares and warrant shares”, such gain or loss will generally be treated as “US source” for purposes of the US foreign tax credit calculations.  Any gain is expected to be subject to the rules of Section 1291 of the Code, as discussed above.  Any such loss generally will be a capital loss and will be long-term capital loss if the warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed above, upon the lapse or expiration of a warrant, a US Holder will recognize a loss in an amount equal to such US Holder’s tax basis in the warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the warrants are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of warrant shares that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a US Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such US Holder’s proportionate interest in the “earnings and profits” or assets of our company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders).  (See more detailed discussion of the rules applicable to distributions made by us at “US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares, and Warrant Shares – Distributions on Unit Shares and Warrant Shares” below).

US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares

Distributions on Unit Shares and Warrant Shares

Subject to the PFIC rules discussed above, a US Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share or warrant share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”, as computed for US federal income tax purposes.  To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Unit Shares or warrant shares and thereafter as gain from the sale or exchange of such Unit Shares or warrant shares.  (See “ Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares” below).  However, we do not intend to maintain the calculations of earnings and profits in accordance with US federal income tax principles, and each US Holder should therefore assume that any distribution by us with respect to the Unit Shares or warrant share will constitute ordinary dividend income. Dividends received on Unit Shares or warrant shares generally will not be eligible for the “dividends received deduction”.

In addition, dividends received on unit shares or warrant shares generally are expected not to be considered “qualified dividend income”, and thus will not be eligible for the preferential tax rates applicable to long-term capital gains.

Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Unit Shares or warrant shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such US Holder’s tax basis in such Unit Shares or warrant shares sold or otherwise disposed of. While gain or loss recognized on such sale or other disposition generally would be long-term capital gain or loss if, at the time of the sale or other disposition, the Unit Shares or warrant shares have been held for more than one year, the PFIC rules discussed above may render such gain ordinary income.

Gain or loss recognized by a US Holder on the sale or other taxable disposition of Unit Shares or warrant shares generally will be treated as “US source” for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-US Tax Convention and such US Holder elects to treat such gain or loss as “foreign source.”  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gain of a US Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a US Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Proceeds paid to a US Holder in foreign currency generally will be taxable as described below under “Receipt of Foreign Currency”.

Foreign Tax Credit

A US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the unit shares and warrant shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid.   This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income.  In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each US Holder should consult its own tax adviser regarding the foreign tax credit rules.

Subject to certain specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax adviser regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of unit shares or warrant shares, or on the sale, exchange or other taxable disposition of our unit shares, warrants or warrant shares generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time).  If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt.  A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes.  Each US Holder should consult its own US tax adviser regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting; Backup Withholding Tax

Under US federal income tax law and Treasury regulations, certain categories of United States Persons must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial.  US Persons who acquire units through this prospectus supplement and hold unit shares, warrants and warrant shares should consult with their own tax advisers regarding the requirements of filing information returns, and if applicable, any Mark-to-Market election or QEF election.

Payments made within the US, or by a US payor or US middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of the unit shares and warrant shares may be subject to information reporting and backup withholding tax, at the rate of 28%, if a US Holder (a) fails to furnish such US Holder’s correct US social security or other taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax.  However, US Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS.  Each US Holder should consult its own tax adviser regarding the information reporting and backup withholding tax rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP, Canadian counsel to us and Blake, Cassels & Graydon LLP, Canadian counsel to the placement agents, (collectively, “Counsel”) the following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of unit shares and warrants by a holder who acquires units pursuant to the offering and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times deals at arm’s length and is not affiliated with YM or the placement agents and holds common shares of YM (“Common Shares”) and warrants as capital property. The Common Shares or warrants, as the case may be, will generally constitute capital property to a holder thereof unless the holder holds the Common Shares or warrants, as the case may be, in the course of carrying on a business or acquires the Common Shares or warrants in a transaction or transactions considered to be an adventure in the nature of trade.  Certain holders resident in Canada for purposes of the Tax Act who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  The election under subsection 39(4) of the Tax Act does not apply to deem the warrants to be capital property. Holders contemplating such election should consult their own tax advisers for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to a holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the mark-to-market rules); (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (iv) that reports its Canadian tax results in a currency other than Canadian currency; or (v) who holds or subsequently acquires Common Shares acquired on the exercise of a stock option or other agreement to issue or sell Common Shares to an employee of YM or of a corporation or mutual fund trust (as defined in the Tax Act) that does not deal with YM at arm’s length.

This summary is based upon the facts set out in this prospectus supplement and the accompanying prospectus, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) which have been made publicly available prior to the date hereof. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares and warrants comprising the units. The income and other tax consequences of acquiring, holding and disposing of Common Shares and warrants will vary according to the status of the holder, the jurisdiction in which the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, each prospective holder of units should obtain independent advice regarding the income tax consequences of investing in the Common Shares and warrants with reference to the holder’s own particular circumstances.

Currency

For the purposes of the Tax Act, each amount relating to the acquisition, holding or disposition of Common Shares and warrants (including dividends received or deemed to have been received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada for noon on the day such amount arose or another rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Allocation of Purchase Price

In acquiring units, holders will be acquiring ownership of the unit shares and warrants represented by such units.  The unit shares and warrants represented by units are separate properties and accordingly, holders will be required to allocate the purchase price paid for each unit between the unit share and the one-half of one warrant comprising each unit on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. For our purposes, we intend to allocate US$1.102 of the purchase price of each unit as consideration for the issue of each unit share and US$0.098 of the purchase price of each unit as consideration for the issue of one-half of one warrant collectively comprising each unit. While we consider this allocation to be reasonable, it is not binding on the CRA or the holder and Counsel express no opinion as to such allocation.

For purposes of determining the adjusted cost base to a holder of unit shares or warrants acquired at a particular time, the cost of the newly acquired unit shares or warrants, as the case may be, will be averaged with the adjusted cost base of all Common Shares or warrants, as the case may be, owned by the holder as capital property immediately before that time.

Holders Resident in Canada

The following part of this summary is applicable to a holder who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act (a “Canadian Holder”).

Exercise of warrants

The exercise of a warrant to acquire a warrant share will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Canadian Holder upon such an exercise. A Canadian Holder’s cost of a warrant share acquired on the exercise of a warrant will be the aggregate of the adjusted cost base to the Canadian Holder of such warrant and the exercise price paid for such warrant share.  The cost of any warrant share so acquired will be averaged with the adjusted cost base to the holder of all Common Shares held by the Canadian Holder as capital property immediately prior to such acquisition.

Disposition and expiry of warrants

A Canadian Holder who disposes of or is deemed to dispose of a warrant (not including an exercise of a warrant into a warrant share, as discussed above) will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of the warrant.  In the event of the expiry of an unexercised warrant, the Canadian Holder will realize a capital loss equal to the adjusted cost base to the Canadian Holder of such warrant.  The tax treatment of capital gains and losses is discussed in greater detail below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Dividends on Common Shares

Dividends (including deemed dividends) received on the Common Shares by a Canadian Holder who is an individual will be included in the individual’s income and will generally be subject to the gross-up and the dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.  To the extent we designate the dividends as “eligible dividends” in the prescribed manner, the Canadian Holder will be subject to the enhanced gross-up and dividend tax credit rules.

Dividends (including deemed dividends) received on the Common Shares by a Canadian Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing the corporation’s taxable income.

A Canadian Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓ % refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A disposition or deemed disposition of a Common Share (other than a disposition on a purchase for cancellation by YM) will generally result in the Canadian Holder thereof realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of such share immediately before the disposition.  If the Canadian Holder is a corporation, any capital loss arising on a disposition of a share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the share. Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Taxation of Capital Gains and Capital Losses

One half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder must be included in computing the income of the Canadian Holder in the year of disposition.  One half of any capital loss (an “allowable capital loss”) realized generally must be applied to reduce taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be applied by the Canadian Holder to reduce net taxable capital gains realized in any of the three preceding taxation years or in any subsequent taxation year to the extent and in the circumstances prescribed in the Tax Act.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) will be subject to an additional 6⅔% refundable tax on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Alternative Minimum Tax

Individuals (other than certain trusts) realizing net capital gains or receiving dividends may be subject to an alternative minimum tax under the Tax Act. Canadian Holders should consult their own advisers with respect to alternative minimum tax.

Holders Not Resident in Canada

The following part of this summary is generally applicable to a holder who, at all relevant times, is neither resident nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, and is not deemed to use or hold, the Common Shares or warrants, comprising the units, in connection with carrying on a business in Canada (a “Non-Resident Holder”).  Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere; such insurers should consult their own tax advisers.

Taxation of Dividends on Common Shares

Amounts paid or credited or deemed to be paid or credited to a Non-Resident Holder as, on account or in lieu of, or in satisfaction of a dividend on the Common Shares will be subject to a Canadian withholding tax under Part XIII of the Tax Act at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention.  For example, under the Canada-United States Tax Convention (1980) (the “Canada-US Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Canada-US Treaty, is generally reduced to 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock, in which case the rate is generally reduced to 5%).

Disposition of Common Shares or warrants

A Non-Resident Holder of Common Shares or warrants will not generally be subject to income tax under the Tax Act in respect of the disposition or deemed disposition of such shares or warrants, provided that the Common Shares or warrants, as the case may be, are not, and are not deemed to be, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition.

Generally, Common Shares or warrants, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX and NYSE Amex) at that time; (ii) at no time during the sixty (60) month period immediately preceding the disposition of such shares or warrants did the Non-Resident Holder, either alone or together with one or more persons with whom the holder does not deal at arm’s length, own or have an interest in or an option in respect of, 25% or more of the issued shares of any class or series of YM’s capital stock; and (iii) the Common Shares or warrants, as the case may be, were not deemed under the Tax Act to be taxable Canadian property to the Non-Resident Holder.

In the event that the Common Shares or warrants constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such shares or warrants as described above under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention, and the notification and purchaser withholding requirements under section 116 of the Tax Act may also apply in respect of the disposition.  Non-Resident Holders whose Common Shares or warrants may be taxable Canadian property should consult with their own tax advisers for advice having regard to their particular circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, each of the unit share and the one-half of one warrant comprising a unit, if issued on the date hereof, would be a qualified investment under the Tax Act and the Regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, tax-free savings accounts and registered education savings plans (each, a “Plan”), provided that: (i) the Common Shares are listed on a designated stock exchange in Canada (which currently includes the TSX); and (ii) in the case of the warrants, YM is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the applicable Plan, on such date.

Neither of the unit share or the one-half of one warrant comprising a unit, will be a “prohibited investment” for a trust governed by a tax-free savings account provided the holder of the tax-free savings account deals at arm’s length with us for purposes of the Tax Act and does not have a significant interest (within the meaning of the Tax Act) in us or in any person or partnership with which we do not deal at arm’s length for purposes of the Tax Act.  Prospective investors should consult and rely on their own income tax advisers.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named in this prospectus supplement and the accompanying prospectus, are residents of Canada or otherwise reside outside the US, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the US. We have appointed an agent for service of process in the US, but it may be difficult for holders of our securities who reside in the US to effect service within the US upon those directors, officers and experts who are not residents of the US. It may also be difficult for holders of our securities who reside in the US to realize in the US upon judgments of courts of the US predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a US court is enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States judgment such that the US court properly assumed jurisdiction; (b) the US judgment is final and conclusive; (c) the defendant was properly served with process from the US court; and (d) the US substantive or procedural law that led to the judgement is not contrary to Canadian policy.  We are advised that in normal circumstances, only civil judgments and not other rights arising from US securities legislation are enforceable in Canada.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services Inc. as our agent.

LEGAL MATTERS

Certain legal matters in connection with the common shares offered hereby will be passed upon for us by Heenan Blaikie LLP, our Canadian counsel, and Dorsey & Whitney LLP, our US counsel.  Lowenstein Sandler PC is US counsel and Blake Cassels & Graydon LLP is Canadian counsel for the placement agents in connection with various matters related to the securities offered hereby. The partners and associates of Heenan Blaikie LLP as a group, the partners and associates of Dorsey & Whitney LLP as a group, the partners and associates of Lowenstein Sandler PC, as a group, and the partners and associates of Blake Cassels & Graydon, as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities issued by us.

No securities regulatory authority has expressed an opinion about their securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Administration of the issuer at at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New issue	September 16, 2009

YM BIOSCIENCES INC.
U.S.$ 75,000,000
Common Shares
Warrants
Units

We may offer from time to time, during the 25 month period that this short form base shelf prospectus  (including any amendments hereto) (the “prospectus”) remains effective, up to U.S.$ 75,000,000 in aggregate of common shares (issued separately or upon exercise of warrants), warrants and units comprising any combination of the foregoing.

The specific terms of any securities offered will be described in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement.

Our common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “YM”, on the NYSE Amex under the symbol “YMI” and on the Alternative Investment Market of the London Stock Exchange (“AIM”) under the symbol “YMBA”.

Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of U.S. companies.

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement fully.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated or organized under the laws of Nova Scotia, Canada, a majority of our directors are not U.S. residents and a majority of our officers and certain of the experts named in this prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

Our business and an investment in our securities involve significant risks. See “Risk Factors”.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “U.S.$”

Our head office is located at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

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TABLE OF CONTENTS

As used in this prospectus, the terms “YM”, the “Corporation”, “we”, “our” and “us” refer to YM BioSciences Inc. and, depending on the context, its consolidated subsidiaries, and the term “common shares” refers  to our common shares.

EXCHANGE RATES

The following table sets out certain exchange rates based upon the noon rate published by the Bank of Canada. The rates are set out as United States dollars per CDN$1.00.

				Three Months Ended
	Years Ended June 30			June 30, 2009
	2007	2008	2009
Low	1.058	0.917	1.002	1.083
High	1.185	1.076	1.300	1.264
Average	1.132	1.010	1.166	1.167

On September 15, 2009, the noon rate quoted by the Bank of Canada was CDN$1.00 = U.S.$0.9291.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a description of the material differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they relate to our financial statements, see note 17 to our audited consolidated balance sheets as at June 30, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2008, 2007 and 2006, incorporated by reference in this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

We are incorporating by reference in this prospectus certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus on request without charge from our Vice President, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under “Additional Information”.

The following documents are specifically incorporated by reference in this prospectus:

(a)	our annual report filed on the United States Securities and Exchange Commission (SEC) Form 20-F for the year ended June 30, 2008, dated September 22, 2008;

(b)
our audited consolidated balance sheets as at June 30, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss and deficit cash flows for each of the years ended June 30, 2008, 2007 and 2006, including the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of our financial condition and results of operations for the year ended June 30, 2008;

(d)	the management information circular for the annual and special meeting of shareholders held on November 20, 2008, as filed on October 30, 2008;

(e)	our unaudited comparative interim consolidated financial statements as at and for the three and nine months ended March 31, 2009, including the notes thereto;

(f)	management’s discussion and analysis of our financial condition and results of operations for the three and nine months ended March 31, 2009;

All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of YM (and management’s discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus.

When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus, such documents will be deemed to be incorporated by reference in this prospectus and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management’s discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, we may incorporate by reference into this prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”),  if and to the extent expressly provided therein.

A prospectus supplement containing the specific terms of any securities offered will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of securities covered by that prospectus supplement unless otherwise provided therein.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 of which the prospectus forms a part. This prospectus does not contain all the information set out in the registration statement. For further information about us and the securities, please refer to the registration statement, including the exhibits to the registration statement.

We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith, we file reports and other information with the SEC and with the securities regulatory authorities of certain of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

The reports and other information filed by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect hereto.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym, “SEDAR”. Reports and other information about us are also available for inspection at the offices of the TSX.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defences: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services Inc. as our agent.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus (including documents incorporated by reference herein) that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed elsewhere in this prospectus and in the documents incorporated by reference herein.  These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur and you should not place undue reliance on forward-looking statements.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, operations and marketing;

•	general economic, business and market conditions;

•	our ability to successfully and timely complete clinical studies;

•	product development delays and other uncertainties related to new product development;

•	our ability to attract and retain business partners and key personnel;

•	the risk of our inability to profitably commercialize our products;

•	the extent of any future losses;

•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;

•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;

•	dependence on third parties for successful commercialization of our products;

•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties

•	uncertainty related to intellectual property liability rights and liability claims asserted against us;

•	the uncertainty of recovery of advances to subsidiaries;

•	the impact of competitive products and pricing;

•	future levels of government funding; and

•	other factors discussed under “Risk Factors”.

YM BIOSCIENCES INC.

OUR BUSINESS

We are a biopharmaceutical company engaged in the development of drugs and other products primarily for the treatment of patients with cancer. We own or in-license substances or products in order to advance them along the regulatory and clinical pathways toward commercial approval.

Our rights generally cover the major market countries of the developed world (including Canada, the US, Japan and Europe) or are world-wide. We use our expertise to manage and perform, within our means, what we believe are the most critical aspects of the drug development process which include the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. We concentrate on drug development and do not engage in drug discovery, avoiding the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for clinical trials. We both conduct and out-source clinical trials, and we out-source the manufacture of clinical materials to third parties.

Our current portfolio of products in active clinical development includes nimotuzumab, an anti-cancer agent (monoclonal antibody) which is in a number of clinical trials currently targeting more than 10 different tumors and/or stages of cancer, and AeroLEF®, a proprietary, inhalation-delivery approach for fentanyl to treat acute pain including cancer pain.

We principally intend to license the rights to manufacture and/or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuing our business strategy.

OUR PRODUCTS

We have two product candidates currently in the clinical stage of development:

o Nimotuzumab (previously known as TheraCIM hR3), a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor ("EGFr"), is designed to treat epithelial cancers and to be administered as monotherapy or prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. In various Phase II trials, the drug has, inter alia, improved the reported response rate to radiation in head-and-neck tumors and demonstrated clinical benefit in adult and pediatric glioma.  The drug has been approved for sale in India for advanced head and neck cancer, the People’s Republic of China for nasopharangeal cancer, in the Philippines and Indonesia for pediatric and adult recurrent glioma, and for head and neck cancer in Argentina and Columbia, and a number of other countries. Our rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd., in Japan, Oncoscience AG in Germany (“Oncoscience”) for our European territory, to Kuhnil Pharmaceutical Company for our Korean territory and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries (excluding the People’s Republic of China) and certain African countries in exchange for license fees and royalties on commercial sales, if any.  Nimotuzumab has been cleared for use in numerous clinical trials by various regulatory agencies including the EMEA, Health Canada and the FDA. In August 2009, we received an expected but important clearance from the US Treasury department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumour indication.

o AeroLEF®, a proprietary formulation of both free and liposome-encapsulated fentanyl administered by pulmonary inhalation, is being developed for the treatment of severe and moderate acute pain and cancer pain.  AeroLEF® has been developed to provide both rapid onset and extended relief while recognizing the need for interpersonal variability as well as inter-episode variability in the amount of drug needed.  A randomized, 120-patient Phase II trial was completed in 2007, a further Phase II was cleared for initiation by the FDA in 2008, and plans for a Phase III trial have been discussed with health regulatory agencies in Canada and Europe.

Three other products, tesmilifene, TGFα vaccine, and HER-1 vaccine are not currently expected to advance in clinical development.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to in this prospectus, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at March 31, 2009, we had an accumulated deficit of $142,987,921 million. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them. We have negotiated certain in-licensing agreements with the University of Manitoba, CancerCare Manitoba, Vincent Research and Consulting, and CIMAB, S.A., a Cuban company responsible for commercializing products developed at the Centro de Inmunología Molecular (Center for Molecular Immunology) in Havana, Cuba (“CIMAB”). In addition, AeroLEF® technology was developed at Dalhousie University in Halifax, Nova Scotia.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements, with and are dependent on others with respect to, the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, and the development of additional regulatory and marketing information. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. The formulation of AeroLEF is manufactured for us by Dalton Pharma Services in Toronto, Canada in quantities sufficient for clinical trials.  YM has not yet identified an importer in the European Union to test, certify or release either clinical or commercial supplies.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters.  AeroLEF (which is owned by us) is a combination of free and liposome-encapsulated fentanyl. The drug product is manufactured, finished, and vials are filled, in quantities sufficient for clinical testing. AeroLEF is currently delivered through a patient-activated nebulizer known as AeroEclipse® and the devices are purchased by us to be used in clinical trials. The manufacturing processes for both AeroLEF drug product and the AeroEclipse® device are such that we expect that commercial quantities of both can be manufactured.  If the current AeroLEF supplier cannot manufacture commercial quantities or we otherwise experience a problem with the current supplier, it will be necessary for us to obtain AeroLEF from a second supplier.  The manufacture of AeroLEF has been successfully transferred to a second manufacturing source in the US which may provide clinical material as well as future commercial supply.  We do not have supply agreements with the third-party suppliers of AeroLEF, but suppliers have produced quantities for us to specification on purchase order. We expect that we could find new suppliers for AeroLEF, if necessary. There can be no assurance, however, that we will be able to reach satisfactory arrangements with our current suppliers or, if necessary, new suppliers or that such arrangements for either AeroLEF or an alternative nebulizing device will be successful. The Corporation has not clinically tested any nebulizers appropriate for the out-patient market and it is not known whether any of the products in this category currently available could be purchased at an economic price or whether the combination of AeroLEF in a portable electronic nebulizer would be safe or effective. All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We are dependent on devices from third parties in order to successfully commercialize AeroLEF.

Third-party devices will be an important element for successful commercialization of AeroLEF in both the inpatient and outpatient settings.

We have selected the AeroEclipse® inhalation device for our Phase II clinical studies for the inpatient indications for AeroLEF and anticipate using the AeroEclipse for further clinical studies for the inpatient market opportunity. Material changes to the AeroEclipse device by the manufacturer or a decision to switch to an alternative inhalation device would likely delay the initiation of later stage clinical trials. Switching after the initiation of Phase III studies, however, would require additional clinical trials and could delay the commercialization of AeroLEF. Currently, YM purchases the AeroEclipse devices and it does not have a defined supply agreement.

While inpatient use of AeroLEF, in the hospital or hospice setting, is accomplished with existing equipment such as the AeroEclipse, outpatient use will require a portable nebulization device. Several devices currently exist and are otherwise approved for use with certain respiratory agents (bronchodilators, antibiotics, steroids).  We have established criteria to evaluate and identify the best devices for use with AeroLEF. Although we would prefer to access these devices on an arms-length basis from the manufacturer, we will explore the benefits of a strategic partnership that could provide for custom adaptations to optimize product delivery, lower prices or other benefits.

The Drug Enforcement Administration limits the availability of the active ingredients in certain of our current drug candidates and, as a result, our quota may not be sufficient to complete clinical trials, or to meet commercial demand or may result in clinical delays.

The DEA and similar opioid-regulating agencies of other countries regulate chemical compounds defined as Schedule I, II, III, IV and V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Certain active ingredients in AeroLEF, such as fentanyl, are listed by the DEA as Schedule II under the Controlled Substances Act of 1970. Consequently, their manufacture, research, shipment, storage, sale and use are subject to a high degree of oversight and regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Further, the amount of Schedule II substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand. There is a risk that DEA regulations may interfere with the supply of the drugs used in our clinical trials, and, in the future, our ability to produce and distribute our products in the volume needed to meet commercial demand. Manufacturers for this product are limited because only those holding a DEA license to manufacture Schedule II compounds may be considered.

We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.

We have obtained our rights to the licensed products under license agreements from various third party licensors as follows:

(a)	License Agreement between CIMAB and us dated May 3, 1995 as amended with respect to nimotuzumab; and

(b)	TGFα vaccine and HER-1 vaccine dated January 24, 2001; and

(c)
License Agreement between the Corporation, the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as CancerCare Manitoba, dated November 2, 2000 with respect to tesmilifene.

As we own AeroLEF, there are no license terms.

We depend upon the license rights to the licensed products for commercialization of the licensed products. While we believe we are in compliance with our obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. Terms of certain remaining licenses are to be determined at a later date. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at March 31, 2009, we had advanced $46,051,082 to CIMYM BioSciences. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We are reliant on licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 countries including Canada, across the United Kingdom, the European Union, Japan, Germany, India, Indonesia, Korea, Russia and the US and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

Risks Related To Our Financial Results And Need For Financing

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% of the average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US shareholder holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US shareholder, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US shareholders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a PFIC, or that the Corporation will supply US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules. The PFIC rules are extremely complex. A US shareholder of our common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at March 31, 2009 we had cash and short-term deposits totalling $46.7 million and accounts payables and accrued liabilities of $1.9 million.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the TSX, NYSE Amex and on the AIM. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

We are susceptible to general economic conditions

The year 2008 was marked by global economic turmoil. Economic conditions worsened over the course of the year and into 2009. Recent economic projections by various governmental and other agencies have predicted that negative economic conditions may extend throughout 2009 and into 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. We consider our main competitors to be: Amgen, AstraZeneca, BMS, Roche, Eli Lilly, Genentech, Genmab, Merck KGaA and OSI with respect to nimotuzumab. The main competitors, to our knowledge, for the AeroLEF product are Cephalon, Endo, Akela, Alexza, Aradigm, Teva, BDSI, Paion and Alza.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe, or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to good manufacturing practices during production and storage, and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea, and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories. Trials of AeroLEF have concluded a Phase I, IIa and IIb in Canada, a Phase II has been cleared for initiation in the US and a Phase III is currently being designed.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM is also being separately developed, tested, or marketed in Argentina, Brazil, China, Colombia, Cuba, India, and Peru, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although, as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Corporation will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize our nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US and received clearance for this trial from the FDA in certain of these territories following the fiscal 2007 year end. In August 2009, we received an expected but important clearance from the US Treasury department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any cancer indication.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations although beyond our control could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia, and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection, and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products, or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties, or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with nimotuzumab, AeroLEF and tesmilifene. The following is a description of our key current and pending patents in connection with these drug products.

Nimotuzumab

CIMYM is the exclusive licensee for particular territories including the US under a patent estate that includes composition of matter coverage for nimotuzumab, and further includes coverage for nimotuzumab-based formulations and end-uses in the treatment of EGFR-dependent cancers. Patents are granted in the US, Europe, Japan, and Canada.

CIMYM’s key US patent, US 5,891,996 expires in November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP 712863.

There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

AeroLEF®

The AeroLEF product is described in four patent families. We own key patents, expiring in 2014, claiming a method of administering systemic analgesia by inhaling free and liposome-encapsulated opioid analgesic. North American coverage includes a reissued US patent and a Canadian patent. We also own two US applications with counterpart PCT applications now filed in all countries of interest.  The term of patents issuing from these applications expires in 2024.  These applications claim the formulation for use in a method comprised of continuously inhaling the formulation to deposit at least one rapid-onset opioid and one sustained-effect opioid in the lungs to avoid the onset of side effects. The patent has been accepted in Europe, and is validated in all important European countries. Another PCT application, now filed in all countries of interest and entitled “Stable Compositions”, claims the manufacturing method and other physical characteristics of the formulation.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million (except for AeroLEF which has a limit of $5 million per claim and a policy aggregate of $5 million). We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, US.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS

There are no proposed undisclosed material transactions that have progressed to a state where the Corporation believes that the likelihood of the Corporation completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, acquisition or M&A activity.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds that we receive from the issue of our securities will be used for working capital and general corporate purposes. We intend to use the funds as stated in the applicable prospectus supplement.

DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION

Authorized Capital

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at September 16, 2009, there were 58,216,309 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

The following is a summary of the material provisions attached to the common shares, the Class A preferred shares and the Class B preferred shares.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of our corporation on a liquidation, dissolution or winding-up of our corporation and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of our corporation, the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our corporation, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of the remaining property of our corporation. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or sinking or purchase funds.

Class A Preferred Shares and Class B Preferred Shares

There are no Class A preferred shares or Class B preferred shares outstanding. The Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

On November 28, 2007, our shareholders approved the renewal of a shareholder rights plan. Pursuant to the renewed plan, the board of directors declared a distribution of one right for each outstanding common share to shareholders of record at the close of business on November 28, 2007 and authorized the issue of one right for each common share issued after that date and before the date that the plan expires or the rights separate from the common shares. The plan will expire at the close of business at the annual meeting of our shareholders to be held in 2017, subject to ratification of the plan by the shareholders every three years. The rights will separate from the common shares at the close of business on the eighth trading day (or such later day as determined by the board of directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the common shares by any person other than pursuant to a permitted bid. A “permitted bid” is an offer that is made to the holders of all common shares (other than the offeror) in compliance with the plan, is open for acceptance for at least 60 days, is accepted by holders holding more than 50% of the common shares and, if so accepted, is extended for a further 10 business days.

Dividend Policy

We have not paid any dividends since our incorporation.  We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements.  It is the current policy of the board of directors to retain all earnings to finance our business plan.

Trading Price and Volume

Our common shares are listed on the TSX under the symbol “YM”, on the NYSE Amex under the symbol “YMI” and on the AIM under the symbol “YMBA”. The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of the common shares on the TSX and the NYSE Amex:

	TSX (C$)			NYSE Amex (U.S.$)
Calendar Period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
September 2008	0.65	0.42	28,596	0.63	0.41	119,458
October 2008	0.48	0.27	29,062	0.49	0.21	104,651
November 2008	0.58	0.33	39,933	0.54	0.25	161,220
December 2008	0.49	0.32	17,432	0.43	0.25	129,530
January 2009	0.49	0.40	32,219	0.43	0.32	83,471
February 2009	0.41	0.27	30,368	0.34	0.23	85,626
March 2009	0.48	0.29	56,631	0.40	0.20	126,584
April 2009	0.63	0.46	87,588	0.53	0.37	145,404
May 2009	0.63	0.48	71,383	0.60	0.42	290,780
June 2009	0.73	0.55	59,621	0.68	0.49	310,285
July 2009	0.75	0.55	28,234	0.70	0.48	162,070
August 2009	2.42	0.63	357,732	2.24	0.57	1,284,688
September 1, 2009 to September 15, 2009	1.99	1.51	136,841	1.82	1.40	674,055

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common shares.

We will not offer warrants for sale separately to any member of the public in the Province of Ontario unless the offering is in conjunction with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the Ontario Securities Commission.

The prospectus supplement relating to any warrants offered hereunder will describe the terms of the warrants and the applicable offering, including some or all of the following:

•	the designation and aggregate number of warrants offered;

•	the currency or currencies in which the warrants will be offered;

•	the number of common shares that may be purchased on the exercise of the warrants and procedures that will result in an adjustment of that number;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other material terms of the warrants.

Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of common shares.

DESCRIPTION OF UNITS

We may issue units comprising any combination of the other securities described in this prospectus.  Each unit will be issued so that the holder of such unit is also the holder of each security included in such unit.  Therefore, the holder of a unit will have the rights and obligations of a holder of each included security (except in some cases where the right to transfer an included security of a unit may not occur without the transfer of the other included security comprising part of such unit).

The prospectus supplement relating to any units offered hereunder will describe the terms of the units and the applicable offering, including some or all of the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	whether the units will be issued in fully registered or global form.

The preceding description and any description of units in the applicable prospectus supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the unit agreement, if any, and, if applicable, collateral agreements relating to such units.

PLAN OF DISTRIBUTION

We may issue the securities offered by this prospectus in the Province of Ontario, Canada, the United States and elsewhere where permitted by law for cash or other consideration:

•	to or through underwriters, dealers, placement agents or other intermediaries,

•	directly to one or more purchasers, or

•	in connection with acquisitions by the Corporation.

The prospectus supplement with respect to the securities will set forth the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, the securities and the proceeds to us,

•	any delayed delivery arrangements,

•	any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation,

•	any offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which the securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

The securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements maybe customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this prospectus by an investor who is a United States person (within the meaning of the United States Internal Revenue Code).

AUDITORS

The consolidated financial statements as at June 30, 2008 and 2007 and for each of the years in the three year period ended June 30, 2008 incorporated in this prospectus by reference have been audited by KPMG LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference.

LEGAL MATTERS

Certain legal matters relating to the securities offered by this prospectus will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, with respect to matters of Canadian law, and Dorsey & Whitney LLP, Vancouver, B.C. and New York, NY with respect to matters of United States law.  The partners and associates of Heenan Blaikie LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by YM.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; consents of accountants and counsel; and powers of attorney.